

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2020

Guy Nissenson
Chief Executive Officer and Chief Financial Officer
Creations, Inc.
c/o Sichenzia Ross Ference LLP
1185 Avenue of the Americas, 37th Floor
New York, NY 10036

>   **Re: Creations, Inc.**
>   **Amendment No. 2 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted July 14, 2020**
>   **CIK No. 0001795938**

Dear Mr. Nissenson:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Risk Factors, page 4

1.   Given the potential material impact on future operations, liquidity and financial position, please revise your next amendment to include a risk factor related to coronavirus (COVID-19).

Special Note Regarding Forward-Looking Statements, page 11

2.   We note your revisions in response to comment 1.   Please further revise to remove your statement that investors "should assume that the information appearing in this prospectus

is accurate as of the date on the front cover of this prospectus only." This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Selling Stockholders, page 12

3. We note your response to comment 2 and revised disclosure that Adam Breslawski is an affiliate of a broker-dealer. Please note that a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:
   • the selling stockholder purchased the shares being registered for resale in the ordinary course of business; and
   • at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

   Please revise as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview - Results of Operations for the quarter ended March 31, 2020 and 2019, page 15

4. Please revise your next amendment to present the most recent period first (March 31, 2020) for G&A Expenses to align with other disclosures throughout MD&A where the most recent period is listed first in the columnar format.

5. We note you had material increases in services and professional fees in the periods presented. Please revise your next amendment to include more fulsome disclosure related to the increase in services and professional fees in the three months ended March 31, 2020 as compared to the three months ended March 31, 2019 and the year ended December 31, 2019 as compared to the year ended December 31, 2018. Your disclosure should provide an analysis of material events explaining the underlying reasons for the period-to-period changes and the underlying reasons for the changes.

Condensed Consolidated Financial Statements as of March 31, 2020
Notes to Condensed Consolidated Financial Statements
Note 1 - General, page F-7

6. Please revise your next amendment to provide clarity regarding your disclosure that you anticipate COVID-19 will have a material impact on future results of operations but will not have a material effect on your liquidity or financial position.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance